UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file Number: 0-29712


                              DOREL INDUSTRIES INC.
--------------------------------------------------------------------------------



          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
--------------------------------------------------------------------------------


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F |_|                     Form 40-F |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes |_|                            No |X|

              DOREL
LES INDUSTRIES DOREL INDUSTRIES, INC.

                                            C O M M U N I Q U E


DOREL JUVENILE GROUP, N.A.          DOREL CONCLUDES AMPA FRANCE ACQUISITION


Cosco                      Montreal,  February 18,  2003--Dorel  Industries Inc.
                           (TSX: DII.A; DII.B; NASDAQ:  DIIBF) announced that it
Safety 1st                 has concluded its previously announced acquisition of
                           European juvenile products manufacturer Ampa Group of
DOREL JUVENILE GROUP,      Cholet,  France.  The total  acquisition cost was $US
EUROPE                     240  million  and  as   previously   disclosed,   the
                           acquisition  is  expected to add in the range of $USD
Maxi Cosi                  0.15 to $USD 0.20 per share to  Dorel's  earnings  in
                           the current fiscal year.
Bebe Confort


HOME FURNISHINGS
                           Ampa is known in Europe  through  its  major  brands:
 Ameriwood                 Bebe Confort,  Babideal,  MonBebe and Baby Relax. The
                           Company's  brands are extremely  well-recognized  and
 Ridgewood                 have gained wide  acceptance from consumers for their
                           high quality, broad and innovative product lines that
 Dorel Home  Products      incorporate  state-of-the-art features and up-to-date
                           fashion.  The Ampa Group or Bebe Confort is a leading
 Cosco                     force  in the  French  market  with  long-established
                           distribution  channels through independent  retailers
 Dorel Asia                and   mass   merchants.   Products,   in  all   price
                           categories, include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel as well as feeding accessories.
 EXCHANGES

                           Profile

                           Dorel  Industries  Inc. is a global  manufacturer  of
 CANADA:                   consumer  products.  It  specializes  in  two  market
 Toronto                   segments:  juvenile  products  and home  furnishings.
 Stock Exchange:           Dorel's  extensive product offering includes juvenile
 DII.A, DII.B              products  such as infant car seats,  strollers,  high
                           chairs, toddler beds, cribs, infant health and safety
                           aids,  play-yards  and  juvenile  accessories;   home
                           furnishings    such    as   a   wide    variety    of
                           Ready-to-Assemble (RTA) furniture for home and office
 U.S.A.:                   use as well as metal folding furniture,  futons, step
 NASDAQ:                   stools, ladders and other furniture items.
 DIIBF
                           Dorel employs  approximately 4,500 people in fourteen
                           countries.   Major  North  American   facilities  are
 CONTACT:                  located  in  Montreal,  Quebec;  Cornwall,   Ontario;
 Maison Brison             Columbus,  Indiana;  Wright City,  Missouri;  Tiffin,
 Rick Leckner              Ohio; Dowagiac, Michigan; and Canton,  Massachusetts.
 (514) 731-0000            The  Company's  major  divisions in the United States
                           include  Ameriwood  Industries and the Dorel Juvenile
 Dorel Industries Inc.     Group (DJG  USA),  which  incorporates  the Cosco and
 Jeffrey Schwartz          Safety 1st brand  names.  In Canada,  Dorel  operates
 (514) 934-3034            Ridgewood   Industries   and  Dorel  Home   Products.
                           European operations are carried out through the Dorel
                           Juvenile  Group (DJG  Europe)  located in Holland and
                           the Ampa Group which has major  facilities in France,
                           Italy and  Portugal.  Brand names  marketed in Europe
                           are  Maxi-Cosi,  Bebe Confort,  Quinny,  Safety 1st,,
                           Babideal,    MonBebe   and   Baby   Relax.    Dorel's
                           international sourcing operations are carried out through Dorel Asia.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                       DOREL INDUSTRIES INC.


                                       By: /s/ Martin Schwartz
                                       -----------------------------------------
                                       Martin
                                       Schwartz
                                       Title: President, Chief Executive Officer

                                       By: /s/ Jeffrey Schwartz
                                       -----------------------------------------
                                       Jeffrey Schwartz
                                       Vice-President, Finance and Secretary




Date: February 18, 2003